06034291



innovation simplified
annual report 2005

SCHAWK Inc.

Profile

We help the world's leading companies maximize the dollars they spend on innovation surrounding the development of new products marketed under brand names. We do this by recommending, creating and developing global brand image business solutions that are implemented locally. These solutions consist of knowledge-based products and services that are uniquely and seamlessly integrated to improve speed to market, brand consistency, predictability and efficiency. By simplifying the complex processes that surround new product development and the introduction and reintroduction of brands, we help global organizations achieve sustainable competitive advantages. Schawk was founded in 1953 and is headquartered in Des Plaines, Illinois, USA.

Schawk trades on the New York Stock Exchange under the symbol SGK.



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Year ended December 31, (Thousands of dollars, except per share data)	2005	2004	Change
Operations			
Net sales	$ 614,520	$ 238,345	157.8%
Cost of sales	403,064	137,017	194.2%
Selling, general and administrative expenses	146,573	63,536	130.7%
Acquisition and integration expenses	7,169	—	nm
Operating income	57,714	37,792	52.7%
Operating margin % before acquisition and integration expenses	10.6%	15.9%	-5.3 points
Operating margin %	9.4%	15.9%	-6.5 points
Net income	30,472	22,678	34.4%
Earnings per share (diluted)	$ 1.13	$ 1.01	11.9%
Financial position			
Total assets	$ 558,818	$ 220,763	153.1%
Goodwill	233,838	71,720	226.0%
Short-term debt	454	6,683	-93.2%
Long-term debt	169,579	39,964	324.3%
Total debt	170,033	46,647	264.5%
Stockholders' equity	231,396	131,440	76.0%
Other information			
Capital expenditures	$ 22,158	$ 12,238	81.1%
Return on average assets (1)(2)	10.8%	21.3%	-10.5 points
Long-term debt to total capital	42.3%	23.3%	19.0 points
Stock price	$ 20.75	$ 18.18	14.1%

(1) *2004 average assets excludes the $23 million of Winnetts acquired on the last day of 2004 and goodwill and other intangible assets.*
(2) *2005 average assets excludes goodwill and other intangible assets.*
nm *Not meaningful*



order

The world of business can be as unpredictable as the weather. Even the best forecasting and planning can be thrown into chaos by elements outside an organization's control. Fortunately, businesses can control the forces inside their own environments. Although the opportunity for unexpected events presents itself in many different ways every day, Schawk can help bring predictability to a global company's processes. We do this in a number of ways. Like helping to ensure that a company's brands "speak" to consumers with a consistent "voice." And by enabling these companies to bring innovative new products and services to market more quickly and efficiently. By bringing structure and efficiency to the naturally free-thinking innovation process, Schawk helps the world's leading companies manage their futures, today.




complex

simple

Business processes are essentially about defining logistics, some of which can be as complex as planning for or recovering from a weather-related disaster. How a company "gets to market" is often impeded by an internal process that has lost its clarity. Inside the company, it's often difficult to see objectively "across the enterprise," making it challenging to distinguish unnecessary bottlenecks from valuable collaborative checkpoints. Inefficiencies get built into the process and multiply every year, adding months onto new product lifecycles. More than ever, time is money. Inefficiency costs more. By taking complexities out of the global brand imaging process, Schawk helps big companies simplify to become more agile, more efficient and more receptive to *all* the needs of innovation.

challenging



easy Some days the winds of change blow in a company's favor. Other days they don't. Deliberately creating winds of change inside a company—and in a marketplace—takes as much discipline as imagination. Directing innovation all the way from its initial imaginative spark to its final introduction into the real world requires maintaining a delicate balance between inspiration and reality. New ideas inside big companies have to survive long odds before emerging into the market. Getting from points A to Z quickly without compromising the idea's "reason for being"—and before another company comes up with a better idea—is vital. By creating an infrastructure that supports the needs of innovation and facilitates the needs of the business, Schawk makes it easy to transform innovations into advantages.



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harnessed

When you think about all the energy that people expend at work everyday, it's a pretty powerful force. Unfortunately, a lot of that energy is unfocused, scattered throughout departments and offices in countries all over the world. So innovation, whether it's a product, service or a new way of doing something, loses its clarity. Its power to transform becomes diminished. All the time, energy, enthusiasm, support and dollars surrounding it become diluted. The odds of a new product accelerating to a *single* market and becoming successful are less favorable. Multiply that *globally*. The magnitude of lost growth opportunities is clear. Imagine the value of harnessing a company's collective energy by integrating its people with its new product development processes and systems all over the world. By making this possible, Schawk offers brand-driven organizations the opportunity to open up their windows of opportunity.



It's innovation simplified.

dear shareholder

Did the Company's accomplishments of 2005 live up to your expectations?

David A. Schawk: I am very pleased with what we accomplished this past year. Our integration of Seven Worldwide and Winnetts has been a success. That we were able to integrate a company almost twice our size and a company located exclusively in Europe—a market where we had no presence—in just 12 months is exceptionally gratifying. However, completing this integration required making numerous difficult decisions and taking many painful actions. While our many years of experience merging acquired companies really paid off, it was our employees—existing and new—who made the integration a success. They rose to the challenge, cooperating across competencies, countries and legacy companies. Proof of this is evident in significant new business wins for Schawk in 2005. For example, we competed for and won a five-year agreement with the H.J. Heinz Company, which represents our first U.S.-based global assignment to produce work in Europe, North America and Asia. This is also tangible proof that our global footprint gives us a true competitive advantage. Furthermore, it confirms that our value proposition and our innovative workflows are strategically aligned with forward-thinking companies. These brand-driven companies are committed to the idea of using new product innovation as a platform for sustainable business growth. To succeed, they need to get these new products to market faster, at the highest level of quality and at the lowest possible cost. Schawk facilitates this by simplifying the highly complex requirements associated with managing the process of innovation. Our recent three-year agreement with Safeway, a new Schawk client, illustrates this. To reap the most benefit from an "innovation-friendly" workflow process, they chose Schawk to deliver a comprehensive integrated solution that extends across their value chain, from branding and strategic design services straight through to print management. What we provide to the marketplace today is very different from what we provided even 10 years ago, and dramatically different from what we provided decades ago. We started out selling just products. Now we also sell services and business solutions. And we're in the process of expanding our consulting services. Today, we deliver a unique blend of knowledge-based professional services, best practice-based executional efficiency and advanced technology-driven products—all from a global business platform. Taken another way, we're a knowledge provider with the unique ability to implement globally. Essentially, we create the business solutions and develop the logistics that support the innovation that surrounds brands. By doing this, we believe we are redefining the landscape in which Schawk competes. Our true value to clients, and our own potential for sustainable growth, is embodied in the professional services and advice that we believe we're most qualified to offer. Our financial performance in 2005 demonstrates that this strategy is working. It was a record year for revenues, profits and earnings per share. Net sales reached $614.5 million, compared to $238.3 million for the prior year. Net income climbed to $30.5 million, a 34.4% increase over last year. Additionally, our operating margin improved sequentially over the past three quarters of 2005. I see this as another sign that our integration efforts are taking hold. I believe we were able to accomplish so much in 2005 because we relied on four key pillars: leadership, balance, a clear and consistent strategy and our core strengths. These pillars support our commitment to reliable growth and prove that while our goals may be ambitious, they are within reason. Ultimately, our success this past year demonstrates that the legacy Seven Worldwide, Winnetts, and Schawk organizations are much stronger together than apart. Today, we are a single company with a single strategic focus—a Schawk focus.

Clarence W. Schawk: I'd like to emphasize that we maintain an unblinking focus on our margins. This past year we paid particularly close attention to quickly improving the margins for some of the underperforming operations that we acquired. In 2006, we will concentrate on improving productivity and profitability across the board in all areas of our business. This has always been a continuous process at Schawk and our managing directors know what is expected of them. If our performance in 2005 is any indication, it must be working. Based on our continuous focus on margins coupled with the cost reductions and consolidations completed this past year, we expect to see further improvement in our margins in 2006.

So, has the integration been completed?

DAS: The major activities related to the integration have been completed. Without question, one of the most unpleasant requirements of the integration has been the closing of certain facilities that were either duplicative in their services and personnel, or not essential to fulfilling the Company's strategic direction. In these cases, very good employees lost their jobs. Making these decisions is always a humbling experience and they are carried out only after completing an exhaustive evaluation of all the business issues and options. Additionally, in early March 2006, we sold the book, publishing and certain catalog operations that had been part of Seven Worldwide. From Day One of this acquisition, we indicated that we would evaluate all of our acquired operations. As a result of this review, we determined that certain operations were non-core assets to Schawk. Divesting ourselves of these non-core assets allows our company to focus more sharply on our strategic imperatives.

CWS: It's true, the human part of integrations never gets any easier no matter how many times you go through it. The business decision is always quite clear and dispassionate. It's how it impacts people and their families that makes it tough. We've been through this many times, integrating about 50 companies since 1965 so we understand the dynamics very well. I think we've done a good job managing this transition, but we know it's painful to the employees affected. However, by committing to our strategic plan and keeping our employees informed of our progress, we're in a stronger position to continue growing profitably.

What values and beliefs drive Schawk's culture and how will you sustain that as the Company continues to grow?

DAS: I am often asked this question and I enjoy answering it. Our culture doesn't just drive our success, it is a success in its own right. The beliefs and values that guide our company today were established by my father 53 years ago when he began this business. He has lived by that code every single day, been present while more than a half century of Schawk employees have walked through our halls, spoken with our clients, and worked together in teams. What do Schawk employees believe in and value? Demonstrating honesty and integrity in everything they do, standing up for fairness... passionately executing to exceptionally high standards of quality... relentlessly developing innovative new solutions for our clients... and maintaining a working environment that informs, inspires and enables excellence in every way. These beliefs and values are the threads that have consistently woven themselves throughout our culture, and Schawk employees dynamically and passionately reflect these outward to our clients every day. I believe it is as much a competitive differentiator as our global reach and our integrated services offering. Certainly, it is a differentiator that is more immune to being duplicated by others. It is also something that I believe the legacy Seven and legacy Winnetts employees will get to experience fully in 2006.

CWS: It's been said that it is difficult for a company to change its culture. I agree with that. After a while, cultures take on lives of their own; they long outlive their founders. They even outlive generations of management teams. Some of our clients represent organizations that are well over 100 years old. For our company, the paradox is that part of Schawk's "cultural DNA" is built around the idea of embracing change as opportunity. We welcome change. We encourage innovative ideas. Our culture is a great blend of timeless values and contemporary thinking. And while we are driven to reinvent ourselves on a regular basis, we do so with the strength and conviction that come from the values that form the foundation of our culture.

What about long-term growth? Is this still on track with your Vision 2020 Plan?

DAS: I cannot emphasize enough how important our Vision 2020 Plan has been to our success since it was introduced in 2002. It has aligned every Schawk employee around specific and measurable goals, all directed at the achievement of one or more of the Plan's objectives. Its clarity has been especially invigorating during the integration. It pointed everyone in the same forward-moving direction from Day One and has kept us on track. We expanded our global capabilities as planned and we will have tripled in size during the first five years of the Plan, exceeding our goal of doubling the size of the Company by the end of 2006. This growth has already been noted in the business world. In 2005, Schawk was named by *BusinessWeek* to its Hot Growth Top 100 Small Companies list for the very first time. *Forbes* also took notice of Schawk for the second consecutive year naming us to its list as one of 200 Best Small Companies. And while we have been noted as a Best Workplace in America twice before by the Printing Industries of America, this past year we earned their recognition as a "Best of The Best" Workplace in the Americas. This is very gratifying and I believe it recognizes our strength, stability, growth and commitment to recruiting and retaining the best minds in our field. Moving forward, I believe our business is well-balanced geographically and by the industries and channels that we serve. This is an important requirement for future growth as it supports our ability to continue making strategic investments in our company's future. It also helps fortify Schawk's leadership position. As a leader, we attract top talent, partners and suppliers. We have become a bright star with which passionate achievers wish to align themselves. Our Vision 2020 Plan, designed as a strategic map by which to navigate our envisioned future, keeps us unerringly on course. Yet, it is dynamic in nature to allow us to remain aligned with the needs of our client base. In the months ahead, our Executive Management Team will review the Plan's objectives and implementation strategies and will take steps to ensure that it reflects the continually evolving business requirements of our clients.

CWS: This includes the potential for additional acquisitions where opportunities arise. If there is an opportunity to further expand our global footprint into a part of the world where our clients want to do business, we'll explore acquisitions of established companies. If there's an opportunity to enhance any of the professional services we currently offer to clients —or to acquire new services that extend our value chain— we'll explore the potential for those acquisitions as well. We've already established our expertise in making acquisitions a viable means of growing our business. And as we have demonstrated throughout our history, any opportunity for growth through acquisition will be focused, deliberate and in sync with the criteria we've refined over the years.

Where did the Company's growth come from in 2005?

DAS: Most of our growth in 2005 was the result of the businesses we acquired. The balance came from the internal organic growth of our previously owned operations. During 2005 we invested in expanding our new business development team. This has already improved our ability to respond to global growth opportunities from a position of greater strength. This highly disciplined team coordinates and supports all new business opportunities while maximizing the potential of each engagement by relying on the knowledge of our people in the field. This structure allows us to project a cohesive view of our unmatched offering to the global market. As a result, we've seen a markedly more focused approach to winning new business and an unprecedented level of collaboration between our sales consultants and this team. The H.J. Heinz and Safeway wins reflect this and serve as motivating symbols to our employees. At the end of the day, our growth resulted from our enhanced ability to deliver global knowledge-based solutions to our clients. Heinz and Safeway chose Schawk as the partner they believed most capable of delivering the global solution they required. Our newly established presence in Europe and Australia was key to the Heinz win. For Safeway, it was Schawk's ability to deliver a credible comprehensive solution from brand development and strategic design services all the way through premedia and print management. We proved to them that every link in our chain is equally strong. While we are thrilled by all our new business wins, we are always aware of the growth opportunities present with our long-term clients. To me, they are a true reflection of our continuous ability to successfully drive excellence throughout our entire organization.

CWS: Nor should it be overlooked that we inspired the confidence of these and other clients enough to successfully negotiate multi-year agreements. This allows us to offer increasingly greater value to these clients year after year. It also benefits Schawk. As we continuously improve our own internal efficiencies on these accounts, we will continue to improve our margins.

Where are the growth opportunities going to come from in the future?

DAS: We work very hard *with* our clients to understand their pressure points, their short-term expectations and their long-term goals. In different ways, we keep our fingers on the pulse of each business and the trends that drive change. For example, we know that our clients see growth opportunities surrounding anything that helps them manage the challenge of developing and delivering innovative new products to market. In response to this, we offer these brand-driven organizations an infrastructure that supports this innovation. We help marketing leaders get to market first. We help brand managers protect their brand's equity and their brand's image everywhere. We even help forward-thinking procurement professionals link cost-savings to their company's high level strategic goals. Innovation is a strategic imperative for every business today. Recent studies by renowned research firms have confirmed that spending more on innovation alone does not necessarily result in greater sales, share or profits for a company. Essentially, a more effective approach is to seek a greater return on the dollars they already invest in innovation. They can do this by getting more new products to market more quickly and more cost-efficiently. And Schawk can help them do that. By integrating their people with their new product development processes and systems all over the world, we can be a significant resource to help speed new product innovations to market while providing measures of cost and quality control. Anything that we can do to enhance our ability to deliver on this promise is an opportunity for future growth. Keep this in mind when taking into account what many of our clients refer to as "white space" expansion. This term refers to the "promise" of substantial growth opportunities in highly populated developing countries that are looking for new and improved products as their standards of living improve. For many of our clients, the bulk of their revenue comes from inside North America. They see huge untapped potential in developing markets like China and India. Schawk is on the ground in these markets now with a solid infrastructure. We believe that we are fully prepared to help our clients maximize these growth opportunities.

In what area would you like to see the most improvement in 2006?

DAS: The area in which I expect to see the most improvement this year is our ability to continuously inform our clients of our evolving capabilities and how the innovative workflows we've developed can help them become more efficient and more agile. Doing a good job of communicating this to our clients often requires maintaining a delicate balance because in many cases we are suggesting that they make significant changes to their processes. One method with which we have had success is tracking, measuring and reporting KPIs (Key Performance Indicators). This provides many clients with the first set of benchmarks they've ever had to measure their progress and ours, allowing them to quantify the value of our partnership. It also serves as a consistent format for us to bring accurate information about technology and innovation to our clients. I believe the continued use of KPIs will help us deepen our relationship with our clients as a trusted strategic partner and industry leader.

CWS: Another benefit of the KPIs is that they act as a catalyst for Schawk to continuously improve its own performance, not just on an account-by-account basis, but company-wide as well.

What are some of the major trends driving your clients' businesses today?

DAS: As I mentioned earlier, the overarching trend is the need to innovate and to innovate consistently. Today, true innovation is much more than brands with multiple line extensions. It's about an organization's ability to innovate and manage their brands in ways that permit them to transcend single categories to become trusted in many different categories. Nearly all the other trends driving our clients' businesses today become catalysts for the creation, development and management of innovative new products. One example is the demographic shift currently underway in North America and Europe. Aging Baby Boomers don't see themselves aging in the same way their parents did. This is a market ripe for innovative new products that recognize these Boomers' states of mind. Another trend rippling throughout global organizations is a self-policing initiative. Many companies are taking the lead in improving their products and how they communicate about their products to an increasingly health-conscious consumer. In the retail arena, the pressure is on for consumer goods companies to bring innovative, new products to stores' more profitable center aisles and to present them in ways that draw shoppers. The common denominator across these trends is *change*; each new product or product modification requires new packaging, new merchandising and new advertising. Every package, merchandising display and advertising campaign includes numerous individual components destined for a diverse range of retail channels all over the world. All of it represents new work for Schawk across the different competencies of our organization. Generally speaking, change benefits Schawk. Whether that change is initiated by retailers, regulators, manufacturers, marketers or consumers. Ultimately, almost everything we do focuses on facilitating our clients' ability to innovate so they can sell more consumer products. Whether this is through the development of a brand strategy, a creative design or a multi-page magazine insert that has been beautifully retouched; whether it is through an on-site facility, global translation methodology or the prepping, printing, fulfillment and shipping of an in-store point-of-sale display; whether it is a product that has been designed in Boston, photographed in China, art-produced in Singapore, prepped in India then forwarded back to China for sale in Canada, or an ad that has been sold in Detroit but managed and produced in San Francisco; whether it is a package that was prepared in the U.K. for sale in the Middle East, or a promotional in-theatre poster that was designed, prepped and printed for distribution throughout North America; whether it was a package that was designed, art-produced, prepped, color- and print-managed in multiple regions of the world while the brand assets were managed centrally... whatever we are doing, in the end these services support the development, launch and management of innovative new products marketed under brand names. Schawk has the infrastructure and expertise required for its clients to compete successfully in the global marketplace.

CWS: We're also finding that as our clients become more global, they become more comfortable choosing Schawk as their primary, preferred partner. Therefore, we are actively identifying and seeking out the "change agents" within these progressive-thinking organizations. These companies, committed to streamlining internally to focus on their core competency—creating products—also realize that it becomes difficult to engage a large number of suppliers. It becomes necessary to simplify the outsourcing of non-core functions and reduce the number of players to those capable of providing high quality, cost-efficient services globally. I believe Schawk is without equal in delivering global solutions cost-efficiently, on a local basis.

How is Schawk prepared to keep pace with these trends and to anticipate what's next?

DAS: Trends of course, move quickly. Some have shorter windows of opportunity than others, so it's important for businesses to have a system in place that enhances their ability to capitalize on fast-moving trends and then exit swiftly. Increasingly, Schawk professionals are working on-site inside clients' offices the world over. Consequently, we're right there when conversation around trends starts bubbling to the surface. We're also kept informed of trends on a continuous basis through our different businesses. Anthem, our strategic design company, informs us of the consumer and category trends that are expected to impact our clients' businesses, and our Digital Solutions group keeps us informed of advancing trends in technology. Tapping into these two groups operating at the forefront of trends helps us identify patterns, recognize opportunities and develop solutions at the earliest possible stage.

CWS: We didn't get to where we are today by keeping our heads in the sand. We've been a part of the manufacturing economy; we understand the drivers and have watched trends come and go for over 50 years. We are part of the knowledge economy; we recognize the value of real-world intelligence as the currency of today's business world, and we believe we're leading the trend in our industry to provide our clients with information that facilitates their decision making globally. And now, with innovation embraced as a beacon of light by our clients, we are becoming part of the creative economy; expanding our capabilities to lead brand development and strategic design trends as well. It is our collective knowledge and expertise that enables us to make the most of all of these trends for our clients, and for ourselves.

What are some of the challenges you expect to face in the coming years?

DAS: We will face the same challenges that most businesses face today; achieving steady top line growth, speed, flexibility and adaptability to change. We are, however, redefining the landscape in which we compete. We believe we've already redefined the playing field geographically. We believe we've redefined what constitutes a comprehensive solution. And we're in the process of redefining what it means to both consult and implement equally well. Although we believe that anyone trying to replicate our business model will find it difficult to imitate the depth and breadth of our first-hand knowledge, 53 years' experience and the fiber that integrates everything seamlessly, we are redefining our business model yet again. And we'll do this as many times as necessary to maintain our leadership. To achieve our goals, we need to constantly seek out new ways to approach our clients' challenges and refine how we communicate the global service we deliver locally. More and more of our clients are moving in this direction and it is imperative that we move swiftly. We can't ever become complacent or arrogant. We must blend the strength of a giant with the nimble grace of a gymnast. Our employees need to remain focused on our clients' businesses and they need to continue to act as drivers of change.

CWS: It's also important to realize that our clients' challenges are pretty big, and as partners, these challenges become ours as well. History tells us that the obstacles that will face each of the 30,000 new consumer products launched this year, may be insurmountable *for most*; that getting to market a few weeks late may simply be too late. This statistic underscores the critical need for a company that understands how to help product manufacturers get products to market quickly. Being able to do that while maintaining world-class quality and measurable efficiency is what Schawk does. We know that no matter how smart a company's business strategy is, it's how it is executed that really matters. We know what's required to successfully plan, manage and execute knowledge-based business solutions that impact brands all over the world. No company has infinite dollars to spend on innovation, so we focus on helping our clients get the most from every dollar they *do* spend, for *every* one of their brands. We are built to help companies maximize their return on investments in innovation.

Would you care to sum up these challenges?

DAS: I believe this anecdote sums it up nicely: Every morning on the African plains a gazelle wakes up and knows it must outrun the fastest lion, or it will be killed. Every morning on the African plains a lion wakes up and knows it must run faster than the slowest gazelle, or it will starve. So, it doesn't matter whether you are a lion or a gazelle, when the sun comes up you'd better be running. Our markets are complex, challenging and they are evolving at an unprecedented rate. Speed and flexibility are vital to our continued success. We cannot lose sight of that. I can assure you that everyday we're running as fast as we can, all the while blazing a trail for those behind us.

Given Schawk's history of generating strong cash flow, what are Schawk's priorities for use of free cash flow over the next year?

DAS: To ensure that we are in a position to invest substantially in the areas of technology that can move our clients' business, and subsequently our own business forward, we worked hard to take $20 million in costs out of our operations in 2005. In 2006, we will invest in information and imaging technology, in our own infrastructure and in the digital products and services that we expect to sell to our clients.

While we are not a technology company, technology does support our global offering to clients. Therefore, our Digital Solutions group focuses on aligning technology with our clients' strategic business objectives. They create dynamic web-based solutions that combine software products and technology services designed to support innovation, speed to market and global brand consistency initiatives. This group, created to better serve the needs of our clients across different industries, is the result of pulling together the very best people, services and technology products from the legacy Schawk, Seven Worldwide and Winnetts companies into a single entity. It has allowed us to focus tremendous talent and tools on world-class software and workflow solutions for our clients, like BLUE,™ the new product suite designed to help enterprises collaborate to digitally manage, store and distribute their brand assets globally. This is another example of how we've leveraged the capabilities resident in our fully integrated organization after last year's acquisitions. We will continue to invest in the right people, tools and technology to develop and support these products and services.

CWS: Keep in mind that our investments in technology are extremely focused. If a "bell or whistle" does not correspond to a demonstrated compelling client need that is either present or evolving, it's not part of our offering. Furthermore, we are not competing with technology giants who mass market one-size-fits-all solutions to everyone. Our developments in this area are clearly focused on the lifecycles of visual brand assets, the workflows that surround them and the tools required to accelerate and authenticate the process.

What will Schawk look like as a company in 2010?

DAS: I expect we'll look much like we do today, but the percentages of our revenue will continue to reflect the changes in what our clients purchase from us. I anticipate that our revenue will increase in the area of consulting services, and that more of our clients' work will come from developing markets like China and India. I also expect that we will be more efficient, more balanced and better at communicating our value to our clients. Ultimately, I believe that more of our services will revolve around a consultative sell, enabling global companies to transform their competitive capabilities by transforming how they go from new product idea to market. Certainly, remaining the dominant global player in our industry depends on our ability to keep delivering world-class service and quality faster, better and more cost-efficiently than anyone else. Change is moving at speeds that were unimaginable even a few years ago, yet I believe that we are very well positioned to adapt and thrive in our business space. I have great confidence in the ability of our management team to lead by inspiring every employee, every day, to "raise the bar." We will continue to thrive on the fact that we are often held to the highest standard by our clients. Let me emphasize that we are One Company represented by 3,800 of the most knowledgeable, talented and passionate people in our business. I look forward to 2006 as being another inspiring year for our clients, our employees and our shareholders.



Clarence W. Schawk
Chairman of the Board



David A. Schawk
President and
Chief Executive Officer

glossary

Brand: A mixture of both tangible and intangible attributes that are symbolized in a trademark. Managed carefully and expressed consistently, a brand creates value and influences people. To consumers, a brand represents the promise of an experience. To the business that owns the trademark, a brand represents the security of future earnings. To the legal community, the trademark protecting the brand represents a piece of intellectual property.

Brand imaging: The business of managing the quality of the visual expression of a brand to ensure the highest levels of fidelity and consistency around the world. This builds and maintains brand recognition and brand equity, and guards against brand counterfeiting. Also referred to as "Brand Image Management."

Brand-driven: A characteristic of forward-looking organizations that use products to sell a consistent branded experience to consumers.

Brand platform: Bigger than a single brand, it is a broader business platform that when properly leveraged, uses a brand's earned equity to substantially grow the company's business outside its primary, initial category.

Category: A group of similar products such as snack foods, detergents, paper goods, etc., which are represented by numerous brands. The top-selling brand in a category is referred to as the "category leader." Category leaders are in the best position to leverage the trust they have earned with consumers to enter new categories and new areas of business to establish a broader platform for growth. In today's world, innovation is the key to expanding a company's presence across multiple categories.

Global brand consistency: The business of ensuring that a brand's image and colors are identical all over the world no matter where or how the deliverable was created, prepared or printed, to ensure its recognition and familiarity among consumers.

Premedia: The process by which the designs for packaging, advertising or any other media are prepared according to exacting technical standards to ensure that printers can deliver color fidelity, sharpness and brand integrity with consistency all across the world. The term "prepress" is a subset of premedia and refers to work executed in a paper-based printed format.

Speed to market: A critical measure of success for the introduction of a new product into the marketplace. The faster a new product, advertising campaign or promotion can get to market to meet changing consumer demands, the greater chance it has of maximizing new revenue.

condensed consolidated statements of operations

Year ended December 31, (Thousands of dollars, except per share data)	2005	2004	2003
Operating results			
Net sales	$ 614,520	$ 238,345	$ 201,031
Cost of sales	403,064	137,017	119,760
Selling, general and administrative expenses	146,573	63,536	53,735
Acquisition and integration expenses	7,169	—	—
Operating income	57,714	37,792	27,536
Interest and dividend income	359	188	72
Interest expense	(9,859)	(1,960)	(1,900)
Other income	507	—	1,556
Income before income taxes	48,721	36,020	27,264
Income tax provision	18,249	13,342	10,280
Net income	$ 30,472	$ 22,678	$ 16,984
Earnings per share			
Basic	$ 1.19	$ 1.05	$ 0.79
Diluted	1.13	1.01	0.78
Weighted average common shares			
Weighted average number of diluted common and equivalent shares outstanding	26,963	22,515	21,839
Dividends			
Dividends per Class A common share	$ 0.13	$ 0.13	$ 0.13

selected financial data

Year ended December 31, (Thousands of dollars, except per share data)	2005	2004	2003	2002	2001
Consolidated statement of operations information					
Net sales	$ 614,520	$ 238,345	$ 201,031	$ 186,189	$ 189,643
Operating income	57,714	37,792	27,536	22,032	17,313
Income before income taxes and minority interest	48,721	36,020	27,264	19,713	13,129
Income taxes	18,249	13,342	10,280	6,203	5,320
Minority interest in net loss of subsidiary	—	—	—	21	209
Net income	$ 30,472	$ 22,678	$ 16,984	$ 13,531	$ 8,018
Net income per common share					
Basic	$ 1.19	$ 1.05	$ 0.79	$ 0.63	$ 0.37
Diluted	1.13	1.01	0.78	0.62	0.37
Consolidated balance sheet information					
Working capital	$ 83,796	$ 41,141	$ 30,526	$ 26,654	$ 26,796
Total assets	558,818	220,763	159,691	160,470	166,125
Long-term debt	169,579	39,964	21,021	37,232	52,131
Stockholders' equity	231,396	131,440	106,372	89,767	79,537
Other data					
Cash dividends per common share	$ 0.13	$ 0.13	$ 0.13	$ 0.13	$ 0.13
Depreciation and amortization	27,049	12,726	11,416	11,977	14,138
Capital expenditures	22,158	12,238	6,933	7,634	14,431

supplemental stockholder information & quarterly financial data

(Thousands of dollars, except per share data)	Net sales	Cost of sales	Gross profit	Net income	Basic earnings per share	Diluted earnings per share
2005 quarter ended						
March 31	$ 130,751	$ 86,197	$ 44,554	$ 5,564	$ 0.23	$ 0.22
June 30	158,648	103,666	54,982	7,852	0.31	0.29
September 30	165,343	107,388	57,955	8,760	0.34	0.32
December 31	159,778	105,813	53,965	8,296	0.32	0.30
2004 quarter ended						
March 31	$ 52,077	$ 31,310	$ 20,767	$ 3,627	$ 0.17	$ 0.16
June 30	64,456	37,025	27,431	6,621	0.31	0.30
September 30	62,245	34,027	28,218	7,317	0.34	0.33
December 31	59,567	34,655	24,912	5,113	0.23	0.22

stock prices

	2005 high – low	2004 high – low
Quarter ended		
March 31	$ 21.98 – 17.70	$ 15.65 – 12.48
June 30	$ 26.00 – 17.96	$ 14.50 – 12.76
September 30	$ 24.75 – 19.64	$ 14.70 – 13.10
December 31	$ 21.40 – 17.05	$ 18.90 – 14.43

board of directors



Clarence W. Schawk
Chairman
Director since 1992



David A. Schawk
President and Chief Executive Officer
Director since 1992



A. Alex Sarkisian
Executive Vice President and Chief Operating Officer
Director since 1992



Len Caronia
Managing Director
Cochran Caronia Waller
Director since 2000



Judith W. McCue, Esq.
Partner
McDermott Will & Emery LLP
Director since 1992



John T. McEnroe, Esq.
Partner
Vedder, Price, Kaufman & Kammholz, P.C.
Director since 1992



Hollis W. Rademacher
Financial Advisor to Business and Private Investors
Director since 1995



Christopher Lacovara
Principal
Kohlberg & Company
Director since 2005

executive officers

Clarence W. Schawk
Chairman

David A. Schawk
President and Chief Executive Officer

A. Alex Sarkisian
Executive Vice President and Chief Operating Officer

James J. Patterson
Senior Vice President and Chief Financial Officer





U.S.
Atlanta, GA
Battle Creek, MI
Carlstadt, NJ
Cherry Hill, NJ
Chicago, IL
Cincinnati, OH
Costa Mesa, CA
Des Plaines, IL
Hackettstown, NJ
Kalamazoo, MI
Lithia Springs, GA
Los Angeles, CA
Milwaukee, WI
Minneapolis, MN
Nashua, NH
New York, NY
Plano, TX
Redmond, WA
San Francisco, CA
St. Paul, MN
Stamford, CT
Sterling Heights, MI
Wellesley, MA

CANADA
Don Mills, ON
Mississauga, ON
Toronto, ON

MEXICO
Querétaro, Mexico

EUROPE
Antwerpen, Belgium
Leeds, England
London, England
Manchester, England
Newcastle, England
Slough, England
Valencia, Spain
York, England

ASIA PACIFIC
Chennai, India
Kobe, Japan
Penang, Malaysia
Shanghai, China
Shenzhen, China
Singapore
Sydney, Australia
Tokyo, Japan

SOUTH AMERICA
Santiago, Chile*

* A strategic alliance with Retografica S.A.

investor information

Corporate Headquarters
Schawk, Inc.
1695 River Road
Des Plaines, IL 60018-2200
(847) 827-9494
www.schawk.com

Stock Listing
Schawk, Inc. is listed on the New York Stock Exchange. Ticker Symbol: SGK

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(800) 446-2617 Inside The U.S.
(781) 575-2723 Outside The U.S.
(201) 222-4955 TDD/TTY
www.computershare.com/equiserve

Investor Relations
James J. Patterson
(847) 827-9494
jpatterson@schawk.com

Independent Auditors
Ernst & Young LLP
Chicago, IL

Legal Counsel
Vedder, Price, Kaufman & Kammholz, P.C.
Chicago, IL

Annual Meeting
The Schawk, Inc. Annual Meeting of Shareholders will be held on Wednesday, May 17, 2006, at 9:30 a.m. CDT, at Schawk Des Plaines, 1600 E. Sherwin, Des Plaines, IL, USA.

Certifications
The Chief Executive Officer's 2005 annual certification relating to our compliance with the New York Stock Exchange's ("NYSE") corporate governance listing standards has been submitted to the NYSE. In addition, Schawk, Inc. filed the certifications of its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

Dividend Reinvestment and Stock Purchase
Shareholders can increase their ownership in Schawk, Inc. without brokerage commissions or service fees through the Schawk, Inc. Shareholder Investment Program. For a prospectus and an enrollment card, contact the administrator of the program, Computershare, P.O. Box 43081, Providence, RI 02940-3081 (800) 446-2617 or by telefax (201) 222-4892.

Dividend Payments
The Schawk, Inc. common stock dividends subject to declaration by the Board of Directors, are anticipated to be paid on March 30, June 30, September 29 and December 29 during 2006.

Form 10-K and Other Financial Reports
The Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, which includes the complete financial statements of the Company, has been included with the proxy materials mailed to each stockholder. Additional copies are available without charge by contacting Christine Pecucci, Schawk, Inc., 1695 River Road, Des Plaines, IL 60018, (847) 827-9494, or cpecucci@schawk.com. Certain reports are accessible through our website at www.schawk.com.

Investor Relations
Analysts and investors seeking additional financial information should contact James J. Patterson, Investor Relations, Schawk, Inc., 1695 River Road, Des Plaines, IL 60018, (847) 827-9494.

Shareholder Inquiries
Shareholders who have questions regarding stock transfers, change of address or lost certificates should contact Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078.
Or, www.computershare.com/equiserve.

Schawk, Inc.
1695 River Road
Des Plaines, IL 60018-2200
(847) 827-9494
(800) 621-1909 Press 1
(847) 827-1264 Fax
info@schawk.com
www.schawk.com

Design, copy and project management by Anthem Worldwide.
Cover image enhanced by Schawk 3D.

www.schawk.com
www.anthemworldwide.com
www.schawksds.com
www.ambrosi.com

Cautionary Statement Concerning Forward-Looking Information

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements are made based upon current expectations and beliefs that are subject to risk and uncertainty. Actual results might differ materially from those contained in the forward-looking statements because of factors, such as, among other things, higher than expected costs, or unanticipated difficulties associated with, integrating the acquired operations of Winnetts and Seven Worldwide, higher than expected costs associated with compliance with legal and regulatory requirements, the strength of the United States economy in general and specifically market conditions for the consumer products industry, the level of demand for our services, loss of key management and operational personnel, our ability to implement our growth strategy, the stability of state, federal and foreign tax laws, our continued ability to identify and exploit industry trends and exploit technological advances in the imaging industry, our ability to implement restructuring plans, the stability of political conditions in Asia and other foreign countries in which we have production capabilities, terrorist attacks and the U.S. response to such attacks, as well as other factors detailed in our filings with the Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter the forward-looking statements contained in this report whether as a result of new information, future events, or otherwise. More detailed information about these and other factors is set forth in our Annual Report on Form 10-K for the year ended December 31, 2005.

S C H A W K

1695 River Road
Des Plaines, IL 60018-2200
USA

NYSE: SGK